SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September, 2001	Commission File Number: 0-30594

GT GROUP TELECOM INC.
(Name of Registrant)

20 Bay Street, Suite 700
Toronto, Ontario
Canada M5J 2N8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NOTE

     This Form 6-K Report is incorporated by reference into the Registration Statement on Form F-3 of GT Group Telecom Inc. (Registration No. 333-45378).

     All information contained in Exhibit 2 to this Form 6-K has been previously filed with the Commission, other than the first sentence under this section “NOTE”.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GT GROUP TELECOM INC.

Date: September 25, 2001	By:	/s/ Robert M. Fabes

Name: Robert M. Fabes Title: Senior Vice President and General Counsel

EXHIBIT

Exhibit	Description of Exhibit	Page

1	Material Change Report, dated September 10, 2001	4

2	Interim Consolidated Financial Statements for the nine months ended June 30, 2001	11